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SEC FILE NUMBER
8-68847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCCA Securities LLC dba Dinan Capital Advisors

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

307 N Gateway Boulevard
(No. and Street)

Phoenix	AZ	85008-6589
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael A. Dinan	855-955-1500	mdinan@dinancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Joselit and Johnsen CPAs, LLC
(Name – if individual, state last, first, and middle name)

1430 E Missouri Ave., Suite 105	Phoenix	AZ	85014
(Address)	(City)	(State)	(Zip Code)

8/16/2022	6935
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Dinan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA OGURCHAK
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 617213
Expires December 31, 2025

Signature: [signature]

Title:
President & CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona
_____

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2022

JOSELIT AND JOHNSEN, CPAs LLC
Certified Public Accountants

DCCA SECURITIES, LLC
Dba Dinan Capital Advisors

Year Ended December 31, 2022

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCCA Securities, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCCA Securities, LLC's management. Our responsibility is to express an opinion on DCCA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information consisting of schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Scott A. Johnson

Phoenix, Arizona
February 20, 2023

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31,2022

_____

ASSETS

Current assets:		
Cash	$	2,055,009
Accounts receivable		14,959
Other assets		8,033
Total current assets		2,078,001
Fixed assets		
Furniture and fixtures	$	86,952
Less: accumulated depreciation		(86,952)
Total fixed assets		-
Total assets	$	2,078,001

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	118,045
Member's equity:		
Capital	$	1,375,000
Accumulated profit (loss)		584,956
Total member's equity		1,959,956
Total liabilities and member's equity		$2,078,001

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31,2022

_____

Revenue:	
Closing fees	$6,170,882
Retainer fees	554,500
Total income	6,725,382
Expenses:	
Insurance	173,776
Legal and professional fees	24,276
Advertising and promotion	58,764
Dues and subscriptions	292,246
Depreciation	37,199
Office expenses	55,572
Payroll	5,286,799
Payroll taxes	209,579
Employee benefit plan	97,306
Regulatory fees	48,352
Rent	230,738
Repairs and maintenance	10,563
Travel and entertainment	75,652
Utilities	15,984
Total expenses	6,616,806
Net income	$ 108,576

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

_____

	Capital	Accumulated Profit (Loss)	Total
Balance, December 31, 2021	$1,375,000	$4,476,380	$5,851,380
Net income		108,576	108,576
Distribution		(4,000,000)	(4,000,000)
Balance, December 31, 2022	$ 1,375,000	$584,956	$1,959,956

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2022

_____

Cash flows from operating activities:	
Net income	$108,576
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Decrease in accounts receivable	559
Increase in accounts payable	113,977
Net cash provided by operating activities	223,112
Cash flows from financing activities:	
Member distribution	(4,000,000)
Net cash used by financing activities	(4,000,000)
Net decrease in cash	(3,776,888)
Cash at beginning of year	5,831,897
Cash at end of year	$ 2,055,009

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2022
_____

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2022 and periodically throughout the year, the Company has maintained balances in excess of Federally insured limits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, and accounts receivable, which are carried at fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined

(1)   Operations and Summary of Significant Accounting Policies (continued):

expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact on its financial statements.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 7). Furniture, fixtures and equipment have a life of 5 to 7 years and are expensed under bonus and Section 179 depreciation rules. Building improvements have a life of 20 years or less and are also expensed under bonus and Section 179 depreciation rules.

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There were no advertising costs or deferred expenses.

Revenues – Adoption of ASC 606 Revenue from Customers

On January 1, 2021, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed at January 1, 2021. Results of recording periods after January 1, 2021, are presented under Topic 606, while prior periods are not adjusted and continue to be reported in accordance with our historic accounting under topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2022, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Notes to Financial Statements
For the Year Ended December 31, 2022
_____

(2)   Revenue Recognition

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control of an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, closing fees are recognized as earned when transactions are closed per the agreements and retainer fees are recognized in the period services are rendered.

(3)   Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll—including payroll tax and insurance	$ 281,232
Rent	105,000
Repairs and maintenance	8,208
Utilities	15,984
Office	38,976
	$ 449,400

(4)   Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2022
_____

(5)   Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2022, the Company had net capital of $1,921,964, which was $1,914,094 in excess of its required capital of $7,870.

(6)   Employee benefit plan:

The Company has a tax deferred 401(K) plan which covers all employees with one year of service. The Company's match is as follows:

- If employee contributes up to 3% of compensation – the Company matches 3% of compensation.
- If employee contributes 4% of compensation – the Company matches 3.5% of compensation.
- If employee contributes 5% of compensation – the Company matches 4% of compensation.

The maximum Company match is 4% of compensation. The Company contribution was $97,306 for 2022.

(7)   Subsequent events:

The Company did not have any subsequent events through February 24, 2023, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2022.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2022

_____

Member's equity (capital) per balance sheet at December 31,2022		$1,959,956
Less not allowable assets and deductions:		
Accounts receivable	$14,959	
Security deposits	8,033	
Fidelity bond deductible	15,000	37,992
Net capital for FINRA requirement purposes as of December 31,2022		1,921,964
Net capital required		7,870
Net capital in excess of amount required		$ 1,914,094

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2022


DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

Computation of Aggregate Indebtedness to Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2022

_____


Total aggregate indebted liabilities
    as of December 31, 2021 $118,045

Add:
    Drafts for immediate credit $ -
    Market value of securities borrowed   -
    Other unrecorded amounts   -   -

Total aggregate indebtedness
    as of December 31, 2021 $ 118,045

Percentage of aggregate indebtedness to net capital   6.14%

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2022


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DCCA SECURITIES, LLC
SCHEDULE III

December 31, 2022

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services; and (c) private placement of securities (excluding oil & gas offerings and REITs). As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



JOSELIT & JOHNSEN CPAs, LLC
Astute Tax, Business & Investment Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and
Members DCCA Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DCCA Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services; and (c) private placement of securities (excluding oil & gas offerings and REITs). and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DCCA Securities, LLC’s management is responsible for compliance with exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCCA Securities, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company’s business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

Scott A. Johnsen

Joselit and Johnsen CPAs, LLC
Phoenix, Arizona
February 24, 2023

DCCA SECURITIES, LLC EXEMPTION REPORT

DCCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3) The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception.

DCCA Securities, LLC

I, Michael Dinan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Michael Dinan
President and Chief Executive Officer

February 24, 2023

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

———————

ACCOUNTANT'S AGREED UPON PROCEDURES REPORT

as of December 31, 2022

JOSELIT AND JOHNSEN CPAs, LLC
Certified Public Accountants



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
DCCA Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2022, which were agreed to by DCCA Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

-1-

5. Compared the amount of any overpayment applied to the current assessment with the Form SlPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scott A. Johnson

Phoenix, Arizona
February 24, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68847 FINRA December
DCCA Securites LLC
Dinan Capital Advisors
307 N. Gateway Blvd
Phoenix, AZ 85008-6589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
David W. Miller 602-248-8700

2. A. General Assessment (item 2e from page 2) $10,088

B. Less payment made with SIPC-6 filed (exclude interest) (3,165)
07/21/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,923

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6,923

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $6,923
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DCCA Securities LLC / Dinan Capital Advisors
(Name of Corporation, Partnership or other organization)

David W. Miller
(Authorized Signature)

David W. Miller / Principal Financial Officer
(Title)

Dated the 26th day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $6,725,382 ✓

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $6,725,382

2e. General Assessment @ .0015 $10,088 ✓

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